Filed by Tele Leste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TABLE OF CONTENTS

The following document relates to the proposed merger of the Companies:

1.	An explanatory notice of TLE included with the Prospectus, dated January 24, 2006, of TCP and the voting instruction card of the depositary sent to holders of American Depositary Shares of TLE.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on February 22, 2006

The Special Meeting of Shareholders of Tele Leste Celular Participações S.A. (the “Company”) will be held at our corporate offices in São Paulo, Brazil, on Wednesday, February 22, 2006 at 2:00 P.M. (local time) for the purposes of the items discussed in the enclosed voting instruction card.

The Bank of New York, as depositary, has fixed the close of business on December 19, 2005 as the record date for the determination of holders of American Depositary Shares (“ADSs”) entitled to notice of, and to give instructions to The Bank of New York to vote preferred shares represented by ADSs at, the Special Meeting or any adjournment thereof. Instructions to The Bank of New York must be received prior to 3:00 P.M. (local time) on February 16, 2006.

A voting instruction card may be revoked in writing at any time prior to 3:00 P.M. (local time) on February 16, 2006.

PLEASE NOTE THAT THE ENCLOSED VOTING INSTRUCTION CARD DOES NOT GRANT A PROXY TO THE COMPANY, AND THE COMPANY IS NOT ASKING YOU FOR A PROXY.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

January 24, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Av. Roque Petroni Júnior, 1464

4° Andar – Lado “A”

04707-000 – São Paulo, SP, Brazil

011-55-11-5105-2276

Important Notice: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of the Company are urged to read the enclosed U.S. prospectus because it contains important information. The U.S. prospectus of the Company was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of the Company. Investors and security holders may also obtain a free copy of the U.S. prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from Company.